As filed with the Securities and Exchange Commission on April 22, 2015	Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

AMARIN CORPORATION PLC
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

ENGLAND
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(877) 248 - 4237
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

John Thero
President and Chief Executive Officer
Amarin Corporation plc
c/o Amarin Pharma, Inc.
1430 Route 206
Bedminster, New Jersey 07921, USA
(908) 719 - 1315
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael H. Bison, Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, Massachusetts 02109	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing the right to receive one (1) Series A Preference Share of Amarin Corporation plc	100,000,000 American Depositary Shares	$5.00	$5,000,000	$581.00

*	Each unit represents 100 American Depositary Shares.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

Explanatory Note

This Registration Statement on Form F-6 is being filed in connection with the Preferred Share Deposit Agreement by and among the Amarin Corporation plc, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder.

ii

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

iii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory paragraph and last sentence of face.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center and Introductory paragraph.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Upper right corner and Introductory paragraph.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (16) and (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt – Paragraph (13) Reverse of Receipt – Paragraph (16)

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Reverse of Receipt - Paragraph (13).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Introductory paragraph and Paragraphs (2), (3), (4), (6), (7), (9) and (10).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (19) and (20).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt – Paragraphs (10).

Item 2. AVAILABLE INFORMATION			Face of Receipt - Paragraph (13).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Preferred Share Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.            EXHIBITS

(a)
Preferred Share Deposit Agreement, dated as of March 30, 2015, by and among Amarin Corporation plc (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”).  — Filed herewith as Exhibit (a).

(b)	Letter Agreement, dated as of March 30, 2015, by and between the Company and the Depositary. — Filed herewith as Exhibit (b).

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. — None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4.           UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Preferred Share Deposit Agreement, by and among Amarin Corporation plc, Citibank, N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares to be issued thereunder, as amended and supplemented from time to time, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 22nd day of April, 2015.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive one (1) Series A Preference Share of Amarin Corporation plc

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith Galfo
Name: Keith Galfo
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Amarin Corporation plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized in the city of Bedminster, New Jersey, on April 22, 2015.

AMARIN CORPORATION PLC

By:	/s/ John Thero
Name: John Thero
Title: President and Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John F. Thero and Joseph T. Kennedy, and each of them singly (with full power to each of them to act alone), to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on April 22, 2015.

Signature	Title

/s/ John F. Thero	Director, President and Chief Executive Officer (Principal Executive Officer)
John F. Thero

/s/ Michael J. Farrell	Vice President, Finance (Principal Financial and Accounting Officer)
Michael J. Farrell

/s/ Joseph Zakrzewski	Director
Joseph Zakrzewski

/s/ James Healy	Director
James Healy, M.D., Ph.D.

/s/ Lars Ekman	Director
Lars Ekman

Signature	Title

/s/ Jan van Heek	Director
Jan van Heek

/s/ Kristine Peterson	Director
Kristine Peterson

/s/ David Stack	Director
David Stack

/s/ Patrick O’Sullivan	Director
Patrick O’Sullivan

Authorized Representative in the U.S.

/s/ John F. Thero
John F. Thero

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page
(a)	Preferred Share Deposit Agreement

(b)	Letter Agreement

(d)	Opinion of counsel to the Depositary